FIRST TRUST SERIES FUND

                FIRST TRUST PREFERRED SECURITIES AND INCOME FUND

                              DATED APRIL 11, 2014

      1. Notwithstanding anything to the contrary in the prospectus, the fourth paragraph of the section entitled "Principal Investment Strategies" in the prospectus for the First Trust Preferred Securities and Income Fund is revised to add the following after the last sentence:

            "The 15% restriction on the Fund's investments in Rule 144A securities shall be eliminated on or about June 18, 2014."

      2. On or about June 18, 2014, the third paragraph of the section entitled "Principal Investment Strategies" in the prospectus for the First Trust Preferred Securities and Income Fund will be replaced in its entirety with the following:

            Under normal market conditions, the Fund invests at least 60% of its net assets in securities rated investment grade (BBB-/Baa3 or higher) at the time of purchase by at least one independent rating agency, such as Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc., Moody's Investors Service, Inc., or another nationally recognized statistical rating organization, and unrated securities judged to be of comparable quality by the Fund's sub-advisor. The Fund may invest up to 40% of its net assets in securities rated below investment grade (BB+/Ba1 or lower) at the time of purchase, which are commonly referred to as "high yield" securities or "junk bonds." For securities with a split rating, the highest available rating will be used. In addition, at least 80% of the Fund's net assets are issued by issuers that have long-term issuer credit ratings of investment grade at the time of purchase.

      3. On or about June 18, 2014, the Statement of Additional Information for the First Trust Series Fund is revised by deleting the following sentence from the second paragraph of the section entitled "Hedging Strategies - General Limitations on Futures and Options Transactions:"

            "The Funds will not enter into Futures Contracts and options transactions if more than 30% of their net assets would be committed to such instruments."